Exhibit 99.10

Zoetis Inc.

April 10, 2015

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

Attention: William A. Ackman

Dear Bill:

We refer to our letter agreement, dated February 3, 2015 (the “Letter Agreement”). Capitalized terms used herein are used as defined in the Letter Agreement.

You and the Company have agreed and hereby confirm that Paul M. Bisaro is the mutually agreeable Additional Independent Director referred to in the Letter Agreement and, as contemplated by the Letter Agreement, (a) the Board of Directors will appoint Mr. Bisaro as a Director and as a member of the Compensation Committee of the Board of Directors effective immediately after the 2015 Annual Meeting for a term ending at the 2016 Annual Meeting and (b) the Company will include Mr. Bisaro on the slate of nominees recommended by the Board of Directors for a full term in the Company’s proxy statement and on its proxy card relating to the 2016 Annual Meeting, subject to Mr. Bisaro providing to the Company all information regarding Mr. Bisaro required to be included in a proxy statement filed pursuant to the proxy rules of the SEC and as required of any nominee by the Bylaws.

Please confirm your understanding by signing where indicated below.

ZOETIS INC.

By:	/s/ Juan Ramón Alaix
Name: Juan Ramón Alaix
Title: Chief Executive Officer

Confirmed:

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member